EXHIBIT 11

NU HORIZONS ELECTRONICS CORP.

Computation of Per Share Earnings

	For The Year Ended
	February 29, 2004	February 28, 2003	February 28, 2002
BASIC EARNINGS:
Net (loss) income	$(847,999)	$(2,511,638)	$2,219,676

SHARES
Weighted average number of common shares outstanding	16,729,163	16,663,817	16,574,911

Basic earnings per common share	$(.05)	$(.15)	$.13

DILUTED EARNINGS:
Net (loss) income as adjusted	$(847,999)	$(2,511,638)	$2,219,676

SHARES:
Weighted average number of common shares outstanding	16,729,163	16,663,817	16,574,911
Assumed conversion of stock options	—	—	855,421

Weighted average number of common shares outstanding as adjusted	16,729,163	16,663,817	17,430,332

DILUTED EARNINGS PER COMMON SHARE	$(.05)	$(.15)	$.13